September 22, 2025

Chun Kwok Stanley Ting
Chief Executive Officer
JM Group Ltd
Unit 812, 8/F, Harbour Center Tower 1
1 Hok Cheung Street, Hung Hom, Kowloon
Hong Kong

       Re: JM Group Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed September 12, 2025
           File No. 333-289556
Dear Chun Kwok Stanley Ting:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 22, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1
Risk Factors
Risks Related to JM Group's Ordinary Shares and This Offering
You will experience immediate and substantial dilution in the net tangible book value of
Ordinary Shares purchased., page 50

1. We note your disclosure revisions in response to prior comment 2. The immediate dilution of $3.54 per share to new investors still does not agree to the $3.94 dilution per Ordinary Share to new investors in this offering disclosed on page
62.
       Additionally, please tell us how you arrived at $13,272,680 as the intial public offering price.
 September 22, 2025
Page 2

Dilution, page 62

2. We read your response to prior comment 4 and note your related revisions. The amounts disclosed for the historical net tangible book deficit of $(3,839,559) and the pro forma as adjusted net tangible book value of $11,022,441 as of March 31,
       2025 still include deferred offering costs. Please revise these two amounts in the introduction to this section.
3. Please revise the historical net tangible book deficit per share of $0.0000625 disclosed in the introduction to agree with the amount disclosed in the table. Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at
202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Zhuoyao (Joy) Hui